UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2021

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Energy transition in shipping: First BioLNG production project at a French port (July 5, 2021)

Exhibit 99.2	The Coalition for the Energy of the Future launches the feasibility study of its first major project and welcomes three new members (July 5, 2021)

Exhibit 99.3	TotalEnergies and Veolia Join Forces to Develop CO2-based Microalgae Cultivation to Produce Next-generation Biofuels (July 6, 2021)

Exhibit 99.4	TotalEnergies and GHGSat Launch a New Initiative to Monitor Offshore Methane Emissions by Satellite (July 7, 2021)

Exhibit 99.5	Air Liquide, Borealis, Esso, TotalEnergies and Yara collaborate to help decarbonize the industrial basin of Normandy in France (July 12, 2021)

Exhibit 99.6	Australia: TotalEnergies enters into an infrastructure agreement with GIP on Gladstone LNG (July 13, 2021)

Exhibit 99.7	TotalEnergies partners with Technip Energies to advance low-carbon solutions for LNG and offshore facilities (July 21, 2021)

Exhibit 99.8	Belgium: TotalEnergies signs Renewable Power Purchase Agreement with Air Liquide (July 26, 2021)

Exhibit 99.9	Singapore : TotalEnergies Acquires the Largest Electric Vehicle Charge Points Network (July 28, 2021)

Exhibit 99.10	Second Quarter 2021 Results (July 29, 2021)

Exhibit 99.11	TotalEnergies announces the second 2021 interim dividend stable at €0.66/share (July 29, 2021)

Exhibit 99.12	Venezuela: TotalEnergies exits from Petrocedeño (July 29, 2021)

Exhibit 99.13	TotalEnergies and Amazon announce strategic collaboration (July 29, 2021)

Exhibit 99.14	Suriname: TotalEnergies announces another successful well in offshore Block 58 (July 29, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: July 30, 2021	By:	/s/ ANTOINE LARENAUDIE
Name: Antoine LARENAUDIE
Title: Group Treasurer